UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 23, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS 271, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-3547497
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

In the first quarter of 2025, Masterworks plans to change the operator of its secondary market trading platform from Templum Markets LLC (“Templum”) to North Capital Private Securities Corporation (“North Capital”), both of which are SEC-registered broker-dealers and members of FINRA. After this change, the Class A shares of Masterworks 271, LLC (the “Company”) will trade on the “PPEX ATS”, which is an alternative trading system managed by North Capital. Andes Capital Group, LLC (“Andes”), instead of Templum, will act as agency broker. There will be no material changes between trading on the PPEX ATS and trading on the Templum ATS.

Masterworks expects that trading on the Templum ATS will cease on or around January 22, 2025 and resume on the PPEX ATS on or around January 27, 2025. The PPEX ATS will be accessible by investors through a link on the www.masterworks.com website. In order to execute a transaction on the PPEX ATS, a buyer or seller of Class A shares must create a cash brokerage account with North Capital. To buy securities on the PPEX ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares may submit a bid and ask quote to purchase or sell Class A shares, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the PPEX ATS, such transaction will be executed and settled by Andes. All securities will be held directly on the books and records of the relevant Masterworks issuer and its transfer agent.

Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares on the PPEX ATS, establishment of brokerage accounts with North Capital and trading and executing transfers of the Class A shares on the PPEX ATS. Masterworks may at some point in the future require investors to pay costs or fees in connection with trading.

There can be no assurance that the PPEX ATS will provide an effective means of selling your Class A shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company, we cannot guarantee that the PPEX ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the PPEX ATS should not be construed as being representative of the fair value of the Company’s Class A shares or of the artwork owned by the Company. Due to regulatory compliance restrictions, the PPEX ATS or certain features of the PPEX ATS may not be available to residents of certain foreign countries.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 271, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: December 23, 2024